Your **Vote** Counts!

THE CHEFS' WAREHOUSE, INC.

2023 Annual Meeting
Vote by May 11, 2023 11:59 PM ET. For shares held in a Plan, vote by May 8, 2023 11:59 PM ET.



THE CHEFS' WAREHOUSE, INC.
100 EAST RIDGE ROAD
RIDGEFIELD, CT 06877



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You invested in THE CHEFS' WAREHOUSE, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on May 12, 2023.**

Get informed before you vote

View the 2023 Notice and Proxy Statement, Proxy Card and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 28, 2023. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control # [   ]

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

May 12, 2023
10:00 AM EDT

Virtually at:
www.virtualshareholdermeeting.com/chef23

*Please check the meeting materials for any special requirements for meeting attendance.

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THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Directors	
Nominees:	
1a. Ivy Brown	✓ For
1b. Dominick Cerbone	✓ For
1c. Joseph Cugine	✓ For
1d. Steven F. Goldstone	✓ For
1e. Alan Guarino	✓ For
1f. Stephen Hanson	✓ For
1g. Aylwin Lewis	✓ For
1h. Katherine Oliver	✓ For
1i. Christopher Pappas	✓ For
1j. John Pappas	✓ For
2. To ratify the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 29, 2023.	✓ For
3. To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in the 2023 Proxy Statement.	✓ For
4. To approve the Company's Employee Stock Purchase Plan.	✓ For

Note: We will transact such other business as may properly come before the Annual Meeting or any adjournments or postponements of the Annual Meeting.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Sign up for E-delivery".

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